Exhibit (m)(ii)

THE WEITZ FUNDS

Exhibit A

Funds Offering Investor Class Shares

Conservative Allocation Fund
Core Plus Income Fund
Large Cap Equity Fund

Multi Cap Equity Fund

Nebraska Tax-Free Income Fund*

Partners III Opportunity Fund

Short Duration Income Fund

*Notwithstanding that the Nebraska Tax-Free Income Fund does not offer share classes, from and after July 31, 2021, all outstanding shares of that Fund shall be deemed “investor class shares” for all purposes of the Plan.